
Mail Stop 5546

December 29, 2006

Via Facsimile (404) 715-5494 and US Mail

Gerald Grinstein
Chief Executive Officer
Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320

> **Re: Delta Air Lines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 27, 2006**
> **File No. 1-05424**

Dear Mr. Grinstein:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your website that you may have "partnerships" with other carriers or otherwise offer passenger flights to and from Cuba, Iran, North Korea, Sudan and Syria, countries identified as state sponsors of terrorism by the State Department and subject to sanctions administered by the Commerce Department's Bureau of Industry and Security and

the Treasury Department's Office of Foreign Assets Control. Your 10-K does not include any information regarding contacts with these countries. Please describe your current, past and anticipated operations in and contacts with each of these countries, if any, including through affiliates, contract carriers, codesharing, alliance or other "partners" and other direct and indirect arrangements. Tell us whether and explain the extent to which the governments of these countries, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.

2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the related countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, North Korea, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba, Iran, North Korea, Sudan and Syria.

4. Please also address the impact of your regulatory compliance programs which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in these countries. In this regard, please address the applicability to your Iran-related activities, including any direct or indirect payments to the

Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Gerald Grinstein
Delta Air Lines, Inc.
Page 4

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance